

Mail Stop 3561

July 14, 2016

Tor-Øyvind Bjørkli
Chief Executive Officer
Nordic American Offshore Ltd.
LOM Building, 27 Reid Street
Hamilton, HM 11
Bermuda

> **Re: Nordic American Offshore Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed July 11, 2016**
> **File No. 333-211868**

Dear Mr. Bjørkli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2016 letter.

Bermuda Tax Considerations, page 32

1. We note your disclosure in the Material Tax Consequences of the Redomiciliation section on page 4 that "[you] do not believe that [you] or [your] shareholders will be subject to taxation in… Bermuda as a result of the Redomiciliation." In your correspondence, we also note the statement that you have filed "as Exhibit 8.2… an opinion of Bermuda counsel that [you] will not be subject to taxation as a result of [your] continuance into Bermuda as an exempted company upon the Redomiciliation." This section, however, does not include this referenced opinion. Please revise as applicable.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Robert Lustrin
Seward & Kissel LLP